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                             August 5, 2021

       Granit Gjoni
       President
       Linktory Inc.
       Bulevardi Deshmoret e Kombit, Twin Tower
       Tirana, Albania 1001

                                                        Re: Linktory Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 9, 2021
                                                            File No. 333-257813

       Dear Mr. Gjoni:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Implications of Being an Emerging Growth Company, page 3

   1. Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.07
billion. Refer to the definition of Emerging Growth Company in
                                                        Rule 405 under the
Securities Act.
       Risk Factors
       Our director will continue to exercise..., page 13

   2. Please reconcile your statement that, after the completion of the offering, your management will own a
majority of your common stock with your statement on page 12 that Mr. Gjoni will
hold 25.9% of your total issued and outstanding shares post-offering.
                                                        Mr. Gjoni is listed as
your sole officer and director on page 30.
 Granit Gjoni
FirstName  LastNameGranit Gjoni
Linktory Inc.
Comapany
August     NameLinktory Inc.
       5, 2021
August
Page 2 5, 2021 Page 2
FirstName LastName
Description of Our Business
Revenue, page 20

3. Please clarify the method by which you conducted your market research, and disclose any underlying assumptions and limitations on how this research is conducted or used.
Executive Compensation, page 31

4. Please indicate on the Management Compensation table that Mr. Gjoni is a director of the
         Company.
Certain Relationships and Related Transactions, page 32

5. Please disclose the loan provided to the Company by Mr. Gjoni, as described on page F-
         10. Refer to Item 404(d) of Regulation S-K.
General

6.       We note that the consent of the independent accountants attached as
Exhibit 23.1 refers to
         a Form 10-K, not your Form S-1. Please revise.
7. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have limited assets, no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule
144. Describe the
         potential impact on your ability to attract additional capital through subsequent unregistered offerings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Granit Gjoni
Linktory Inc.
August 5, 2021
Page 3

         Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Matthew Crispino,
Staff Attorney, at (202) 551-3456 with any questions.



                                                           Sincerely,
FirstName LastNameGranit Gjoni
                                                           Division of
Corporation Finance
Comapany NameLinktory Inc.
                                                           Office of Technology
August 5, 2021 Page 3
cc:       Roger D. Linn
FirstName LastName